Web.com Group, Inc. 12808 Gran Bay Parkway West Jacksonville, FL 32258 T 904 680 6600 F 904 880 0350 NASDAQ: WWWW

May 3, 2012

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Web.com Group, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-179553)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 2:30 P.M. Eastern Daylight Time on Monday, May 7, 2012 or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Web.com Group, Inc.

By:	/s/ Matthew P. McClure
Matthew P. McClure
Secretary

cc: Nancy H. Wojtas, Esq. - Cooley LLP